UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31464 / February 23, 2015

In the Matter of

TRUST FOR PROFESSIONAL MANAGERS
615 East Michigan Street
Milwaukee, WI 53202

WILLIAM BLAIR & COMPANY, L.L.C.
222 West Adams Street
Chicago, IL 60606

(File No. 812-14349)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Trust for Professional Managers and William Blair & Company, L.L.C. filed an application on
August 18, 2014, and an amendment to the application on November 18, 2014, requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On January 28, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31435). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by
Trust for Professional Managers and William Blair & Company, L.L.C. (File No. 812-14349) is
granted, effective immediately, subject to the conditions contained in the application, as
amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary